Exhibit 99.1
Amsterdam • 5 October 2007
ING Group Supervisory Board nominates Ernst & Young as sole
audit firm to AGM in 2008
ING Group announced today that its Supervisory Board will propose to the 2008 Annual General Meeting of Shareholders the appointment of Ernst & Young as its sole audit firm. The decision to assign the external audit of ING Groep N.V. and its subsidiaries to one single audit firm will allow ING to improve efficiency of the audit activities and to reduce audit costs.
Since the creation of ING Group in 1991 as a result of the merger of insurer Nationale- Nederlanden and NMB Postbank Groep, ING has engaged with two external audit firms. Now that important change programmes such as the implementation of IFRS and Sox404 have been completed, the Supervisory Board has decided to convert to one single audit firm.
If the AGM appoints Ernst & Young in 2008, it will perform the external audit of ING Group as of 2008. The external audit of the 2007 annual accounts will still be performed jointly by the current auditors Ernst & Young and KPMG.
ING appreciates the excellent service that KPMG has provided as an auditor over the years and wants to thank KPMG for their contribution.

Press enquiries:
Carolien van der Giessen, +31 20 541 6522, carolien.van.der.giessen@ing.com
ING is a global financial institution of Dutch origin offering banking, insurance and asset management to over 75 million private, corporate and institutional clients in more than 50 countries. With a diverse workforce in excess of 120,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.